Exhibit 99.1

Cango Inc. Reports Second Quarter 2018 Unaudited Financial Results

SHANGHAI, Aug. 30, 2018 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2018.

Financial and Operational Highlights

•	Total revenues in the second quarter of 2018 were RMB236.3 million (US$35.7 million).

•

Net income in the second quarter of 2018 was RMB64.6 million (US$9.8 million). Net income per ADS in the second quarter of 2018 was RMB0.44 (US$0.07). Each ADS represents two of the Company’s Class A ordinary shares.

•	The number of dealers covered by the Company increased to 40,282 as of June 30, 2018, representing a year-over-year increase of 62.0%.

•

M1+ and M3+ overdue ratios for all financing transactions which the Company facilitated and remained outstanding were 0.92% and 0.46%, respectively as of June 30, 2018, as compared to 1.09% and 0.46%, respectively as of March 31, 2018.

Recent Developments

The Company recently entered into strategic cooperation agreements (the “Agreements”) with the Industrial and Commercial Bank of China (“ICBC”) and Didi Chuxing (“DiDi”) to generate additional growth opportunities. Under the Agreements, the Company will integrate its extensive network and experience in the Chinese automotive sector with ICBC’s world-class financing capabilities to provide OEM-subsidized or non-subsidized financing solutions primarily in tier-one and tier-two cities in China. In addition, the Company will provide a variety of solutions to Didi’s fleet, including registered driver recruitment, vehicle sourcing, automotive financing and insurance facilitation.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, stated, “During the second quarter of 2018, we executed three strategic initiatives to combat the near-term headwind in the macroeconomic environment and the automotive sector. First, along with our efforts to continuously expand and optimize our dealer coverage, we started implementing our proprietary SaaS management system and supply chain financing solutions among our dealers to enable them to conveniently source cars, manage inventory, and improve their sales performance. Secondly, we have launched our strategic partnerships with ICBC and Didi. Thirdly, we further diversified our revenue streams by expanding our after-market services, which now mainly involve facilitating the sale of insurance policies.

Looking ahead, we will continue to enhance our cooperation with ICBC and Didi, as well as further increase the market penetration of our insurance facilitation services. As we expand our dealer network, optimize our dealer coverage, innovate our products and services, and expand our strategic partnerships, we are well-positioned to capitalize on emerging opportunities and generate sustainable shareholder value.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Although weak new car sales, aggressive subsidies from Original Equipment Manufacturers (“OEMs”) and the transition of our dealer coverage model have caused a year-over-year decline in our revenues in second quarter of 2018, our business remains highly profitable and our free cash flow positive. Furthermore, we have allocated more resources to improve the conversion rate of our after-market services, through strengthening our self-reinforcing platform and further expansion of our dealer coverage. Our after-market services can be cross-sold with our financing facilitation services, with minimum incremental labor and system costs and expenses, resulting in high profit margins and generating great return on our investment. The progress we have achieved in our after-market services initiatives combined with our nationwide and well-penetrated dealer network validates our promising monetization potential. We are well positioned to implement our growth strategies in the second half of 2018.”

Second Quarter 2018 Financial Results

REVENUES

Total revenues decreased by 11.6% to RMB236.3 million (US$35.7 million) in the second quarter of 2018 from RMB267.3 million in the corresponding period of 2017. The decrease was primarily due to a change in our dealer coverage model as well as conditions in the automotive market. Total revenues for the first half of 2018 were RMB485.1 million (US$73.3 million), an increase of 4.9% compared to the corresponding period of 2017.

After-market services facilitation revenues in the second quarter of 2018 were RMB12.3 million (US$1.9 million) compared to RMB6.7 million in the same period of last year, with insurance facilitation services as the key growth driver.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the second quarter of 2018 were RMB164.4 million (US$24.9 million), compared to RMB111.3 million in the corresponding period of 2017. The increase in operating cost and expenses was primarily attributable to the increases in general and administrative expenses as well as sales and marketing expenses.

•

Cost of revenue in the second quarter of 2018 decreased by 8.0% to RMB81.2 million (US$12.3 million) from RMB88.3 million in the corresponding period of 2017. As a percentage of total revenues, cost of revenue in the second quarter of 2018 increased to 34.4% from 33.0% in the corresponding period of 2017. The increase was due to a higher average amount of commission paid to dealers in each financing transaction.

•

Sales and marketing expenses in the second quarter of 2018 increased to RMB36.9 million (US$5.59 million) from RMB13.6 million in the corresponding period of 2017. As a percentage of total revenues, sales and marketing expenses in the second quarter of 2018 increased to 15.7% from 5.1% in the corresponding period of 2017. The increase was due to the expansion of the Company’s sales personnel to 2,148 as of June 30, 2018 from 724 as of June 30, 2017, to further improve the Company’s dealer coverage and dealers’ stickiness. The Company expects its sales and marketing expenses as a percentage of total revenue to decrease in the future due to economies of scale.

•

General and administrative expenses were RMB31.4 million (US$4.7 million) or 13.3% of total revenue in the second quarter of 2018, compared with RMB14.9 million or 5.6% of revenues in the corresponding period of 2017. The increase was primarily due to increased administrative staff headcount and compensation, along with one-time fees paid to professional service providers related to the Company’s initial public offering in July 2018.

•

Research and development expenses in the second quarter of 2018 increased to RMB9.5 million (US$1.4 million) from RMB3.1 million in the corresponding period of 2017. As a percentage of total revenues, research and development expenses in the second quarter of 2018 increased to 4.0% from 1.2% in the corresponding period of 2017, mostly due to the expansion in the Company’s research and development team.

NET INCOME

Net income was RMB 64.6 million (US$9.8 million) in the second quarter of 2018, compared to RMB109.5 million in the corresponding period of 2017. Non-GAAP adjusted net income was RMB70.1 million (US$10.6 million), compared to RMB109.5 million in the same period last year. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Net income per ADS was RMB0.44 (US$0.07) in the second quarter of 2018, and RMB0.44 (US$0.07) on a diluted basis. Non-GAAP adjusted net income per ADS was RMB0.48 (US$0.08) in the second quarter of 2018, and RMB0.48 (US$0.08) on a diluted basis. Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of June 30, 2018, the Company had cash and cash equivalents of RMB3,121.4 million (US$471.7 million), compared with RMB803.3 million as of December 31, 2017.

Business Outlook

For the third quarter of 2018, the Company expects total revenues to be between RMB270 million and RMB290 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, August 30, 2018 at 9:00 pm Eastern Time or Friday, August 31, 2018 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through September 06, 2018, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10123205

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Jack Wang

ICR Inc.

+1 (646) 405-5056

ir@cangoonline.com

SOURCE: Cango Inc.

CANGO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except share data and per share data)

	As of December 31, 2017	As of June 30, 2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	803,270,815	3,121,436,414	471,722,721
Restricted Cash	10,060,360	1,019,254,673	154,033,440
Short-term investments	62,380,000	89,250,000	13,487,782
Accounts receivable, net	85,595,207	84,185,107	12,722,357
Financing receivable, net	832,052	3,588,565	542,317
Short-term amounts due from related parties	1,253,833	1,626,981	245,875
Prepaid expenses and other current assets	144,858,222	118,831,260	17,958,208

Total current assets	1,108,250,489	4,438,173,000	670,712,700

Non-current assets:
Restricted Cash	319,352,347	484,973,496	73,290,943
Long-term investments	191,002,602	191,210,777	28,896,462
Equity method investments	165,659,951	164,263,809	24,824,139
Property and equipment, net	9,751,738	17,138,951	2,590,100
Intangible assets	1,701,770	1,615,452	244,133
Deferred tax assets	67,774,187	83,863,943	12,673,821
Long-term amounts due from related parties	122,383,094	—	—
Other non-current assets	10,991,399	13,343,002	2,016,443
Total non-current assets	888,617,088	956,409,430	144,536,041

TOTAL ASSETS	1,996,867,577	5,394,582,430	815,248,741

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	328,522,735	204,480,289	30,901,798
Short-term amounts due to related parties	5,525,000	10,277,301	1,553,143
Risk assurance liabilities	129,935,457	160,834,512	24,305,891
Income tax payable	62,320,855	42,491,257	6,421,432

Total current liabilities	526,304,047	418,083,359	63,182,264

Non-current liabilities:
Long-term debt	175,000,000	175,000,000	26,446,631
Other non-current liabilities	35,555,908	34,710,048	5,245,508
Total non-current liabilities	210,555,908	209,710,048	31,692,139

Total liabilities	736,859,955	627,793,407	94,874,403

Mezzanine equity
Convertible Preferred Shares
Series A-1	1,501,153,698	1,501,153,698	226,859,757
Series A-3	307,816,408	307,816,408	46,518,325
Series B	2,132,875,970	2,081,275,970	314,529,925
Series C	—	1,488,348,221	224,924,547

Total mezzanine equity	3,941,846,076	5,378,594,297	812,832,554

Shareholders’ equity
Ordinary shares	83,145	83,145	12,565
Series A-2 Convertible Preferred Shares	1,450	1,450	219
Additional paid-in capital	4,100,000	5,467,240	826,229
Accumulated other comprehensive (loss) income	(398,698)	43,648,288	6,596,287
Accumulated deficit	(2,711,414,472)	(674,212,454)	(101,889,414)

Total Cango Inc.’s deficit	(2,707,628,575)	(625,012,331)	(94,454,114)

Non-controlling interests	25,790,121	13,207,057	1,995,898

Total shareholders’ deficit	(2,681,838,454)	(611,805,274)	(92,458,216)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,996,867,577	5,394,582,430	815,248,741

CANGO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except share data and per share data)

	Three months ended June 30,			Six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues	267,337,279	236,287,811	35,708,666	462,433,591	485,107,011	73,311,120

Operating cost and expenses:
Cost of revenue	88,256,080	81,181,330	12,268,415	162,593,546	162,037,069	24,487,626
Sales and marketing	13,566,023	36,979,636	5,588,496	33,772,538	71,798,024	10,850,376
General and administrative	14,910,126	31,350,545	4,737,807	26,927,596	58,094,590	8,779,464
Research and development	3,127,150	9,481,415	1,432,866	5,393,313	15,933,541	2,407,934
Net gain on risk assurance liabilities	(8,560,011)	(4,951,451)	(748,281)	(21,915,578)	(1,183,503)	(178,855)
Provision for financing receivables	—	10,402,370	1,572,044	—	13,464,113	2,034,745

Total operation cost and expense	111,299,368	164,443,845	24,851,347	206,771,415	320,143,834	48,381,290

Income from operations	156,037,911	71,843,966	10,857,319	255,662,176	164,963,177	24,929,830

Interest income	3,446,192	18,246,042	2,757,408	6,214,713	26,323,438	3,978,093
(Loss) income from equity method investments	(982,650)	937,549	141,686	272,112	(1,396,142)	(210,990)
Interest expense	(3,215,694)	(4,712,329)	(712,144)	(4,893,281)	(9,502,055)	(1,435,985)
Foreign exchange (loss) gain, net	(8,689,544)	10,045,905	1,518,173	(8,689,544)	7,422,516	1,121,717
Other income	1,304,447	(975,669)	(147,447)	2,553,188	21,046,154	3,180,570
Other expenses	(98,117)	(7,091,835)	(1,071,744)	(108,188)	(7,197,923)	(1,087,777)

Net income before income taxes	147,802,545	88,293,629	13,343,251	251,011,176	201,659,165	30,475,458

Income tax expenses	(38,332,913)	(23,677,171)	(3,578,179)	(67,280,698)	(53,016,212)	(8,012,001)
Net income	109,469,632	64,616,458	9,765,072	183,730,478	148,642,953	22,463,457

Less: Net income attributable to the non-controlling interest shareholders	2,157,807	164,843	24,912	2,287,786	4,099,150	619,477
Net income attributable to Cango Inc.	107,311,825	64,451,615	9,740,160	181,442,692	144,543,803	21,843,980

Less: Accretion of Series C Preferred Shares	—	6,991,289	1,056,549	—	6,991,289	1,056,549
Net income attributable to Cango Inc.’s ordinary shareholders	107,311,825	57,460,326	8,683,611	181,442,692	137,552,514	20,787,431

Net income per ADS (Note 1):
Basic	0.85	0.44	0.07	1.44	1.07	0.16
Diluted	0.85	0.44	0.07	1.44	1.05	0.16
ADSs used in net income per ADS computation (Note 1):
Basic	126,415,858	130,053,500	130,053,500	126,415,858	128,244,728	128,244,728
Diluted	126,415,858	131,667,341	131,667,341	126,415,858	130,443,925	130,443,925
Other comprehensive income, net of tax
Unrealized losses on available-for-sale securities	1,205,213	78,147	11,810	1,582,411	156,131	23,595
Foreign currency translation adjustment	—	43,890,855	6,632,944	—	43,890,855	6,632,944

Total comprehensive income	110,674,845	108,585,460	16,409,826	185,312,889	192,689,939	29,119,996

Total comprehensive income attributable to Cango Inc.	108,517,038	108,420,617	16,384,914	183,025,103	188,590,789	28,500,519

Note1: Each ADS represents two ordinary shares.

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except share data and per share data)

	Three months ended June 30,			Six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net income	109,469,632	64,616,458	9,765,072	183,730,478	148,642,953	22,463,459
Add: Share-based compensation expenses	—	5,467,240	826,229	—	5,467,240	826,229
Cost of revenue	—	224,157	33,875	—	224,157	33,875
Sales and marketing	—	1,164,522	175,987	—	1,164,522	175,987
General and administrative	—	3,794,264	573,403	—	3,794,264	573,403
Research and development	—	284,297	42,964	—	284,297	42,964

Non-GAAP adjusted net income	109,469,632	70,083,698	10,591,301	183,730,478	154,110,193	23,289,688

Less: Net income attributable to the non-controlling interest shareholders	2,157,807	164,843	24,912	2,287,786	4,099,150	619,478
Non-GAAP adjusted net income attributable to Cango Inc.	107,311,825	69,918,855	10,566,389	181,442,692	150,011,043	22,670,210

Less: Accretion of Series C Preferred Shares	—	6,991,289	1,056,549	—	6,991,289	1,056,549
Non-GAAP adjusted net income attributable to ordinary shareholders	107,311,825	62,927,566	9,509,840	181,442,692	143,019,754	21,613,661

Non-GAAP adjusted net income per ADS-basic (Note 1)	0.85	0.48	0.07	1.44	1.12	0.17
Non-GAAP adjusted net income per ADS-diluted (Note 1)	0.85	0.48	0.07	1.44	1.10	0.17
Weighted average ADS outstanding—basic	126,415,858	130,053,500	130,053,500	126,415,858	128,244,728	128,244,728
Weighted average ADS outstanding—Diluted	126,415,858	131,667,341	131,667,341	126,415,858	130,443,925	130,443,925

Note1: Each ADS represents two ordinary shares.